UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FIRST QUARTER 2019 RESULTS1,2

Santiago, Chile, May 8, 2019 – CCU announced today its consolidated financial and operating results for the first quarter 2019, which ended March 31, 2019:

•        Consolidated Volumes increased 6.6%. Volume variation per Operating segment was as follows:

o   Chile 4.8%

o   International Business 12.0%. Excluding Bolivia, volumes grew 5.0%3

o   Wine (0.8)%

•        Net sales increased 1.0%.

•        EBITDA reached CLP 100,427 million, a 10.8% decrease. EBITDA variation per Operating segment was as follows:

o   Chile (8.0)%

o   International Business (33.5)%

o   Wine 28.3%

•        Net income reached CLP 48,516 million, a 14.5% decrease.

•        Earnings per share reached CLP 131.3 per share.

Key figures	1Q19	1Q18	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	8,111	7,610	6.6
Net sales	476,858	472,163	1.0
Gross profit	245,475	264,318	(7.1)
EBIT	75,893	90,799	(16.4)
EBITDA	100,427	112,570	(10.8)
Net income	48,516	56,745	(14.5)
Earnings per share (CLP)	131.3	153.6	(14.5)

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 1Q19 compared to 1Q18, unless otherwise stated.

3 CCU began to consolidate BBO as of August 9, 2018.

COMMENTS FROM THE CEO

CCU started 2019 facing significant external headwinds, similar to the ones seen in the fourth quarter 2018. Consolidated volumes increased 6.6%, while financial results were weaker than last year, with an EBITDA that declined 10.8% to CLP 100,427 million. The weaker financial results were mainly explained by the high depreciation of the CLP and ARS against the USD, which depreciated 10.8%1 and 122.5%2, respectively, increasing our USD-denominated costs, and also by the 96.7%5 devaluation of the ARS against the CLP, affecting the consolidation of our Argentine results. These effects were partially compensated by efficiencies from the ExCCelencia CCU program, with MSD&A as a percentage of Net sales improving by 30 bps. The FX variations generated an adverse estimated effect of CLP 16,745 million on EBITDA. Excluding this effect, EBITDA would have increased by 4.1%. At Net income level, we decreased 14.5% to CLP 48,516 million, mostly due to the aforementioned external headwinds, as well as the negative impact of the application of Hyperinflation Accounting in Argentina.

When faced with strong external effects, CCU’s strategy is to preserve the commercial dynamism, maintaining volume growth and recovering profitability shortly, through revenue management initiatives and efficiencies, as we gradually did during this quarter and expect to continue doing.

In the Chile Operating segment, our top-line rose 3.8%, with volumes that increased 4.8%, partially offset by 0.9% lower average prices, primarily explained by product mix and promotional activities, strongly driven by the modern trade. Gross margin decreased by 228 bps, mainly due to the higher USD-denominated costs from the weaker CLP and the lower average prices. MSD&A expenses as a percentage of Net sales deteriorated by 73 bps, mostly explained by the effect of higher fuel prices on our distribution costs. As a result, EBITDA reached CLP 78,444 million, a decrease of 8.0%, and EBITDA margin deteriorated by 320 bps, from 28.2% to 25.0%. Excluding the negative effect from the depreciation of the CLP against the USD, EBITDA would have increased 1.5%.

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported volumes that rose 12.0%. Excluding Bolivia, volumes grew 5.0%3. Net sales decreased by 7.6%, explained by the lower average prices in CLP, due to the impact of the 96.7%4 depreciation of the ARS against the CLP. Gross margin contracted from 60.6% to 48.6%, since price increases, in line with inflation in local currencies, were not yet enough to offset the FX pressure on our USD-linked costs. Our MSD&A expenses as a percentage of Net sales improved by 85 bps, due to efficiencies. All-in, EBITDA decreased 33.5%, reaching CLP 17,425 million, and EBITDA margin deteriorated by 561 bps, from 20.0% to 14.4%. Excluding the adverse effect of currency fluctuations, EBITDA would have increased 3.4%.

The Wine Operating segment reported a 6.6% increase in revenue, explained by a 7.4% higher average prices in CLP, partially offset by a 0.8% drop in volumes. The higher average prices were explained by the positive effect of the stronger USD against the CLP and ARS on our export revenues and the higher prices in the domestic market. The segment’s gross margin continued to recover this quarter, with an improvement of 220 bps, from 31.9% to 34.1%, mainly explained by the aforementioned higher average prices and the slightly lower cost of wine against last year. As a result, EBITDA reached CLP 5,096 million, an increase of 28.3%, and EBITDA margin improved by 194 bps, from 9.5% to 11.4%. Excluding the favorable impact from the stronger USD, EBITDA would have increased 3.0%.

In Colombia, where we have a joint venture with Postobón, we launched our local beer brand, Andina, during the month of February, with very encouraging results. We are very pleased with this positive start, but know that this is just the beginning of a long term venture. CCU entered Colombia to invigorate the market, with focus on consumers’ and clients’ satisfaction and high quality products development, to accomplish a profitable position in a dynamic industry. Andina is produced locally in our 3 million hectoliter brewery on the outskirts of Bogota, where we will soon begin to produce our premium beer portfolio, which includes Heineken, Miller Genuine Draft, Tecate and Sol, among others.

In the first quarter, CCU was able to maintain solid volume growth on a highly competitive environment, while financial results were impacted by significant external headwinds from the devaluation of local currencies. CCU will continue to execute revenue management initiatives, accompanied by further efficiency efforts, to keep delivering profitable and sustainable growth.

4 The CLP currency variation against the USD considers average of period (aop) compared to aop.

5 The ARS currency variation against the CLP or the USD considers 2019 end of period (eop) compared to 2018 aop

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FIRST QUARTER (Exhibit 1 & 2)

•        Net salesincreased 1.0%, driven by 6.6% volume growth, which was partially offset by a 5.2% decline in average prices in CLP. Consolidated volume growth was driven by a 12.0% and 4.8% increase in volumes in the International Business and Chile Operating segments, respectively, partially offset by a 0.8% decline in the Wine Operating segment.  The 5.2% lower average prices in CLP was primarily explained by the 96.7%5 depreciation of the ARS against the CLP, which reduced the revenue contribution in CLP from the International Business Operating segment, despite price increases in local currency, and by the 0.9% lower average prices in the Chile Operating segment, explained by product mix and promotional activities, mainly driven by the modern trade. In the Wine Operating segment, the average prices increased 7.4%, due to higher prices in the domestic market, as well as the favorable impact of the stronger USD on export revenues.

•        Cost of sales increased 11.3%, explained by the 6.6% increase in volumes and the 4.4% increase in Cost of sales per hectoliter. The Chile Operating segment reported a 4.4% increase in Cost of sales per hectoliter, explained by the increase in USD-linked costs from the 10.8%4 depreciation of the CLP against the USD, partially compensated by lower costs of sugar and aluminum. In the International Business Operating segment, the Cost of sales per hectoliter in CLP increased 7.6%, primarily due to the impact of the 122.5%5 depreciation of the ARS against the USD on USD-linked costs, as well as the effects of inflation in Argentina. In the Wine Operating segment, the Cost of sales per hectoliter increased by 4.0%, due to the effect of the depreciation of the CLP against the USD on our raw materials and a higher percentage of premium wine in our sales mix.

•        Gross profit reached CLP 245,475 million, a decrease of 7.1%, resulting in a 450 bps deterioration in our Gross margin.

•        MSD&A increased 0.2%, while MSD&A as a percentage of Net sales improved by 30 bps. In the Chile Operating segment, MSD&A as a percentage of Net sales deteriorated by 73 bps, due to higher fuel prices on our distribution costs. In the International Business Operating segment, MSD&A as a percentage of Net sales improved by 85 bps, explained by logistic efficiencies, which more than offset the negative impact of 51.8% inflation in Argentina against last year. In the Wine Operating segment, MSD&A as a percentage of Net sales deteriorated 30 bps, from 27.5% to 27.8%.

•        EBIT reached CLP 75,893 million, a decrease of 16.4%. This result was largely explained by the sharp depreciation of our local currencies against the USD, primarily the CLP and ARS which depreciated 10.8%4 and 122.5%5, respectively. These currency variations had an adverse estimated impact of CLP 12,173 million on EBIT. Excluding this currency variation, EBIT would have decreased by 3.0%.

•        EBITDA reached CLP 100,427 million, a decrease of 10.8%, primarily explained by the International Business and Chile Operating segments, which reported a decline of 33.5% and 8.0% respectively. Our consolidated EBITDA margin contracted by 278 bps, from 23.8% to 21.1%. This result was largely explained by the sharp depreciation of our local currencies against the USD, primarily the CLP and ARS which depreciated 10.8%4 and 122.5%5, respectively. This FX fluctuation had an adverse estimated impact of CLP 16,745 million on EBITDA. Excluding this currency variation, EBITDA would have increased by 4.1%.

•        Non-operating result improved by 40.5%, with a loss of CLP 4,919 million compared to a loss of CLP 8,273 million last year, primarily as a result of CLP 3,429 million in lower Net financial expenses, due to higher Cash and cash equivalents maintained for upcoming Tax expenses and dividend payments related to the results from both ongoing operations and the transaction between CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI).

•        Income taxes reached CLP 18,566 million, 14.4% less than last year, explained by the lower consolidated taxable income.

•        Net income reached CLP 48,516 million, a decrease of 14.5%. Excluding the negative estimated effect from the devaluation of our local currencies, Net income would have increased 0.1%.

HIGHLIGHTS OPERATING SEGMENTS FIRST QUARTER
1. CHILE OPERATING SEGMENT

In the Chile Operating segment, our top-line rose 3.8%, with volumes that increased 4.8%, partially offset by 0.9% lower average prices, primarily explained by product mix and promotional activities, strongly driven by the modern trade. Gross margin decreased by 228 bps, mainly due to the higher USD-denominated costs from the weaker CLP and the lower average prices. MSD&A expenses as a percentage of Net sales deteriorated by 73 bps, mostly explained by the effect of higher fuel prices on our distribution costs. As a result, EBITDA reached CLP 78,444 million, a decrease of 8.0%, and EBITDA margin deteriorated by 320 bps, from 28.2% to 25.0%. Excluding the negative effect from the depreciation of the CLP against the USD, EBITDA would have increased 1.5%.

This quarter, our Santiago Sur distribution center was the first of our distribution centers to achieve the goal of 100% valorization of industrial waste. All of CCU’s operations continue to implement our Waste Management program, which includes our corporate goal of 100% industrial waste valorization across all operations by 2020.

Also this quarter, CCU won the Heineken® Most Improved Operation Award 2018, for the overall improvement of its breweries and sales & distribution operations, supported by applying and sharing best practices.

2. INTERNATIONAL BUSINESS OPERATING SEGMENT

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported volumes that rose 12.0%. Excluding Bolivia, volumes grew 5.0%3. Net sales decreased by 7.6%, explained by the lower average prices in CLP, due to the impact of the 96.7%4 depreciation of the ARS against the CLP. Gross margin contracted from 60.6% to 48.6%, since price increases, in line with inflation in local currencies, were not yet enough to offset the FX pressure on our USD-linked costs. Our MSD&A expenses as a percentage of Net sales improved by 85 bps, due to efficiencies and fixed expense dilution. All-in, EBITDA decreased 33.5%, reaching CLP 17,425 million, and EBITDA margin deteriorated by 561 bps, from 20.0% to 14.4%. Excluding the adverse effect of currency fluctuations, EBITDA would have increased 3.4%.

As part of our regional innovation strategy, this quarter we launched Nativa MAS in Uruguay, a flavored water brand that takes after the Nativa brand in Uruguay and the MAS brand in Chile. This product is sold in 600 ml and 1.65 liter bottles, and comes in three flavors: Orange-Lemon, Grapefruit, and Pomegranate.

Our beer brands in Argentina were awarded with the Monde Selection Quality Award, with Gold Quality awards for Imperial Lager, Imperial IPA, Santa Fe Rubia and Salta Negra, and a Silver Quality award for Salta Rubia. Our malt brand in Bolivia, Real, was also presented with a Gold Quality award.

3. WINE OPERATING SEGMENT

The Wine Operating segment reported a 6.6% increase in revenue, explained by a 7.4% higher average prices in CLP, partially offset by a 0.8% drop in volumes. The higher average prices were explained by the positive effect of the stronger USD against the CLP and ARS on our export revenues and the higher prices in the domestic market. The segment’s gross margin continued to recover this quarter, with an improvement of 220 bps, from 31.9% to 34.1%, mainly explained by the aforementioned higher average prices and the slightly lower cost of wine against last year. As a result, EBITDA reached CLP 5,096 million, an increase of 28.3%, and EBITDA margin improved by 194 bps, from 9.5% to 11.4%. Excluding the favorable impact from the stronger USD, EBITDA would have increased 3.0%.

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay, Peru and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer industry and in Peru, in the pisco industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•        Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.

•        International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in the Argentina, Uruguay, Paraguay and Bolivia.

•        Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean domestic market.

•        Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions between segments.

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

Exhibit 1: Consolidated Income Statement (First Quarter 2019)
First Quarter	2019	2018	Total
	(CLP million)		Change %
Net sales	476,858	472,163	1.0
Cost of sales	(231,383)	(207,845)	11.3
% of Net sales	48.5	44.0
Gross profit	245,475	264,318	(7.1)
MSD&A	(174,457)	(174,136)	0.2
% of Net sales	36.6	36.9
Other operating income/(expenses)	4,876	616	690.9
EBIT	75,893	90,799	(16.4)
EBIT margin %	15.9	19.2
Net financial expenses	5	(3,424)	(100.2)
Equity and income of JVs and associated	(3,579)	(2,992)	19.6
Foreign currency exchange differences	360	(804)	(144.8)
Results as per adjustment units	(828)	(104)	698.2
Other gains/(losses)	(877)	(950)	(7.6)
Non-operating result	(4,919)	(8,273)	(40.5)
Income/(loss) before taxes	70,974	82,526	(14.0)
Income taxes	(18,566)	(21,683)	(14.4)
Net income for the period	52,408	60,843	(13.9)

Net income attributable to:
The equity holders of the parent	48,516	56,745	(14.5)
Non-controlling interest	(3,892)	(4,097)	(5.0)

EBITDA	100,427	112,570	(10.8)
EBITDA margin %	21.1	23.8

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	131.3	153.6	(14.5)
Earnings per ADR (CLP)	262.6	307.1	(14.5)

Depreciation	24,534	21,772	12.7
Capital Expenditures	26,267	28,932	(9.2)

Exhibit 2: Segment Information (First Quarter 2019)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
First Quarter
(In ThHL or CLP million unless stated otherwise)	2019	2018	YoY %	2019	2018	YoY %	2019	2018	YoY %
Volumes	5,435	5,187	4.8	2,381	2,126	12.0	294	296	(0.8)
Net sales	314,147	302,562	3.8	121,148	131,155	(7.6)	44,680	41,931	6.6
Net sales (CLP/HL)	57,796	58,332	(0.9)	50,872	61,683	(17.5)	151,856	141,423	7.4
Cost of sales	(140,788)	(128,699)	9.4	(62,296)	(51,710)	20.5	(29,436)	(28,545)	3.1
% of Net sales	44.8	42.5		51.4	39.4		65.9	68.1
Gross profit	173,359	173,863	(0.3)	58,852	79,446	(25.9)	15,245	13,386	13.9
% of Net sales	55.2	57.5		48.6	60.6		34.1	31.9
MSD&A	(110,731)	(104,426)	6.0	(51,640)	(57,019)	(9.4)	(12,422)	(11,530)	7.7
% of Net sales	35.2	34.5		42.6	43.5		27.8	27.5
Other operating income/(expenses)	465	(212)		3,934	255		48	283
EBIT	63,093	69,224	(8.9)	11,146	22,681	(50.9)	2,871	2,139	34.2
EBIT margin	20.1	22.9		9.2	17.3		6.4	5.1
EBITDA	78,444	85,241	(8.0)	17,425	26,221	(33.5)	5,096	3,971	28.3
EBITDA margin	25.0	28.2		14.4	20.0		11.4	9.5

	4. Other/eliminations			Total
First Quarter
(In ThHL or CLP million unless stated otherwise)	2019	2018	YoY %	2019	2018	YoY %
Volumes				8,111	7,610	6.6
Net sales	(3,117)	(3,485)	(10.5)	476,858	472,163	1.0
Net sales (CLP/HL)				58,791	62,048	(5.2)
Cost of sales	1,137	1,108	2.6	(231,383)	(207,845)	11.3
% of Net sales				48.5	44.0
Gross profit	(1,980)	(2,376)	(16.7)	245,475	264,318	(7.1)
% of Net sales				51.5	56.0
MSD&A	339	(1,161)	(129.2)	(174,454)	(174,136)	0.2
% of Net sales				36.6	36.9
Other operating income/(expenses)	428	292		4,876	616
EBIT	(1,217)	(3,246)	(62.5)	75,893	90,799	(16.4)
EBIT margin				15.9	19.2
EBITDA	(537)	(2,862)	(81.2)	100,427	112,570	(10.8)
EBITDA margin				21.1	23.8

Exhibit 3: Balance Sheet
	March 31	December 31
	2019	2018
	(CLP million)
ASSETS
Cash and cash equivalents	341,343	319,014
Other current assets	547,788	621,993
Total current assets	889,131	941,007

PP&E (net)	1,034,327	1,021,267
Other non current assets	433,452	443,591
Total non current assets	1,467,778	1,464,858
Total assets	2,356,909	2,405,865

LIABILITIES
Short term financial debt	65,728	62,767
Other liabilities	536,528	582,957
Total current liabilities	602,256	645,724

Long term financial debt	235,305	228,185
Other liabilities	150,729	142,839
Total non current liabilities	386,034	371,025
Total Liabilities	988,290	1,016,749

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(166,365)	(151,048)
Retained earnings	862,051	868,482
Total equity attributable to equity holders of the parent	1,258,379	1,280,127
Non - controlling interest	110,240	108,989
Total equity	1,368,619	1,389,116
Total equity and liabilities	2,356,909	2,405,865

OTHER FINANCIAL INFORMATION

Total Financial Debt	301,033	290,952

Net Financial Debt	(40,310)	(28,062)

Liquidity ratio	1.48	1.46
Total Financial Debt / Capitalization	0.18	0.17
Net Financial Debt / EBITDA	(0.07)	(0.05)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 8, 2019